                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period from _____ to _____


Commission file number 0-20421



                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                       -----------------------------------
                            (Full title of the Plan)




                            LIBERTY MEDIA CORPORATION
        -----------------------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)




                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                       -----------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

          FINANCIAL STATEMENTS:                                         PAGE NO.
          --------------------                                          --------
             Independent Auditors' Report                                  1

             Statements of Net Assets Available
                for Participant Benefits,
                December 31, 2001 and 2000                                 2

             Statements of Changes in Net Assets
                Available for Participant Benefits,
                Years ended December 31, 2001 and 2000                   3 - 4

             Notes to Financial Statements,
                December 31, 2001 and 2000                               5 - 9

             Schedule 1 - Schedule H, Line 4i - Schedule of Assets
                (Held at End of Year), December 31, 2001                  10

             Schedule 2 - Schedule H, Line 4a - Schedule of
                Nonexempt Transactions, Year ended December 31, 2001      11

             Schedule 3 - Schedule H, Line 4j - Schedule of
                Reportable Transactions, Year ended December 31, 2001     12


          EXHIBIT -
          -------

             23-Consent of KPMG LLP



SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                      (Name of Plan)




                                           By    /s/ Robert R. Bennett
                                                 -------------------------------
                                                  Robert R. Bennett
                                                  Member of Plan Committee


June 27, 2002

                          INDEPENDENT AUDITORS' REPORT


The Plan Committee
Liberty Media 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for participant benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, nonexempt transactions, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           KPMG LLP



Denver, Colorado
June 1, 2002

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2001 and 2000

ASSETS                                                                           2001                  2000
                                                                        -------------------    -------------------
                                                                                    amounts in thousands
Investments, at fair value (note 3):
    Liberty Media Stock Fund                                                $        46,625                     --
    Liberty Livewire Corporation ("Liberty Livewire") Stock Fund                        100                     --
    AT&T Corp. common stock (note 5):
       AT&T Common Stock Fund                                                            --                  6,497
       AT&T Liberty Media Stock Fund                                                     --                 29,661
                                                                        -------------------    -------------------
                                                                                     46,725                 36,158
                                                                        -------------------    -------------------

    Mutual Funds:
       Janus Worldwide                                                                5,958                  1,445
       Fidelity Magellan                                                             26,052                  2,421
       Fidelity Equity Income                                                         6,187                  2,955
       Fidelity Investment Grade Bond                                                 4,997                  1,389
       Fidelity Retirement Money Market                                              12,087                    450
                                                                        -------------------    -------------------
                                                                                     55,281                  8,660
                                                                        -------------------    -------------------

    Participant loans (note 2)                                                        2,038                     10
                                                                        -------------------    -------------------

Net assets available for participant benefits                               $       104,044                 44,828
                                                                        ===================    ===================


See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2001


                                                                             Liberty
                                                                              Media                  AT&T
                                                       Participant            Stock              Liberty Media
                                                     Directed Funds           Fund                Stock Fund            Total
                                                 ----------------       ----------------    ------------------    ----------------
                                                                                 amounts in thousands
Contributions:
    Employer                                         $         --                  2,579                 4,679               7,258
    Participant                                             9,035                    585                 1,299              10,919
    Rollovers                                               3,449                  1,425                   101               4,975
    Transfers from other plans (note 4)                    43,717                     --                   375              44,092
                                                 ----------------       ----------------    ------------------    ----------------
                                                           56,201                  4,589                 6,454              67,244
                                                 ----------------       ----------------    ------------------    ----------------

Repayments of participant loans                               (45)                    31                    14                  --

Investment income (loss):
    Net appreciation (depreciation) of fair
       value of investments                                (2,077)                (5,287)                5,771              (1,593)
    Interest and dividend income                              775                      6                     5                 786
                                                 ----------------       ----------------    ------------------    ----------------
                                                           (1,302)                (5,281)                5,776                (807)
                                                 ----------------       ----------------    ------------------    ----------------

Total contributions and net investment  income
    (loss)                                                 54,854                   (661)               12,244              66,437

Interfund transfers                                        (8,284)                48,163               (39,879)                 --
Administrative expenses                                       (16)                   (21)                 (188)               (225)
Loans to participants                                         447                   (144)                 (303)                 --
Distributions to participants                              (4,749)                  (712)               (1,535)             (6,996)
                                                 ----------------       ----------------    ------------------    ----------------

Increase (decrease) in net assets available
    for participant benefits                               42,252                 46,625               (29,661)             59,216

Net assets available for participant benefits:

         Beginning of year                                 15,167                     --                29,661              44,828
                                                 ----------------       ----------------    ------------------    ----------------

         End of year                                 $     57,419                 46,625                    --             104,044
                                                 ================       ================    ==================    ================


See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2000


                                                                                AT&T
                                                    Participant            Liberty Media
                                                  Directed Funds             Stock Fund                Total
                                                 ----------------        ------------------       ----------------
                                                                          amounts in thousands
Contributions:
    Employer                                         $         --                     5,395                  5,395
    Participant                                             3,428                     1,991                  5,419
    Rollovers                                                 746                        --                    746
                                                 ----------------        ------------------       ----------------
                                                            4,174                     7,386                 11,560
                                                 ----------------        ------------------       ----------------

Investment income (loss):
    Net depreciation of fair value of
       investments                                        (12,618)                  (30,394)               (43,012)
    Interest and dividend income                              544                        --                    544
                                                 ----------------        ------------------       ----------------
                                                          (12,074)                  (30,394)               (42,468)
                                                 ----------------        ------------------       ----------------

Total contributions and net investment loss                (7,900)                  (23,008)               (30,908)

Interfund transfers                                           150                      (150)                    --
Administrative expenses                                        --                      (202)                  (202)
Distributions to participants                              (2,145)                   (3,632)                (5,777)
                                                 ----------------        ------------------       ----------------

Decrease in net assets available for
    participant benefits                                   (9,895)                  (26,992)               (36,887)

Net assets available for participant benefits:

         Beginning of year                                 25,062                    56,653                 81,715
                                                 ----------------        ------------------       ----------------

         End of year                                 $     15,167                    29,661                 44,828
                                                 ================        ==================       ================


See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Plan is Liberty Media Corporation ("Liberty"). From March 9, 1999 through August 9, 2001, Liberty was a wholly-owned subsidiary of AT&T Corp. ("AT&T"). Effective August 10, 2001, AT&T effected the split-off (the "Split Off") of Liberty pursuant to which Liberty's common stock was recapitalized, and each outstanding share of AT&T Class A Liberty Media Group common stock and AT&T Class B Liberty Media Group common stock was redeemed for one share of Liberty Series A common stock and Liberty Series B common stock, respectively. In connection with the Split Off, participants' balances in the AT&T Liberty Media Stock Fund were transferred to the Liberty Media Stock Fund.

         TRUST FUND MANAGED BY FIDELITY MANAGEMENT TRUST COMPANY ("TRUSTEE")

         Under the terms of a trust agreement between the Trustee and the Liberty Plan, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

         INVESTMENTS

         Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The stock funds are unitized funds that are measured in units rather than shares. The unitized stock funds consist mostly of stock with an insignificant amount of cash or cash equivalents. The per share fair values used for investments in common stock are as follows:

                                                                                        December 31,
                                                                        ----------------------------------------
                                                                                 2001                 2000
                                                                        -------------------    -----------------
                  Liberty Series A common stock                               $   14.00                 N/A
                  Liberty Livewire Class A common stock                       $    6.94                 N/A
                  AT&T common stock                                                 N/A             $ 17.25
                  AT&T Class A Liberty Media Group common stock                     N/A             $ 13.56

         The foregoing prices are the closing market prices of the common stocks on those dates. Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         INCOME TAXES

         The Internal Revenue Service has determined and informed Liberty by a letter dated March 1, 2001, that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. The Liberty Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Plan's qualified status.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

         PLAN EXPENSES

         Any employer contribution amounts forfeited may be used to pay plan expenses except for loan origination fees, which are paid by participants. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

(2)      DESCRIPTION OF THE LIBERTY PLAN

         The following description of the Liberty Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         GENERAL

         Effective March 2, 1999 the Liberty Plan was created as a spin-off of the TCI 401(k) Stock Plan. The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty and to receive benefits upon retirement. Employees of Liberty and its 80% owned subsidiaries who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Plan document) are eligible to participate in the Liberty Plan.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         CONTRIBUTIONS

         Participants, other than employees of Liberty Livewire, may contribute on a pre-tax or after-tax basis up to 10% of their compensation, as defined, to the Liberty Plan. Liberty and its subsidiaries, other than Liberty Livewire, make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation. Participants who are employees of Liberty Livewire may contribute on a pre-tax or after-tax basis up to 15% of their compensation, as defined, to the Liberty Plan. Liberty Livewire makes matching contributions equal to $.50 for each $1.00 contributed by the participant up to 6% of eligible compensation. Employer contributions are made to the Liberty Media Stock Fund. Employee contributions may be made to any investments in the Liberty Plan, including the Liberty Media Stock Fund. Liberty reserves the right to change the matching contribution amount at any time.

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. Loans transferred from other plans, as described in note 4, retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account, and bear interest at rates ranging from 6.5% to 10.5% at December 31, 2001. Principal and interest are paid ratably through monthly payroll deductions.

         FORFEITURES

         Forfeitures (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated $233,000 and $285,000 during 2001 and 2000, respectively. Unused forfeitures aggregated $245,000 and $140,000 at December 31, 2001 and 2000, respectively. Participant contributions are always fully vested.

         INVESTMENT OPTIONS

         As of December 31, 2001, the Liberty Plan has six investment options including five mutual funds and one unitized stock fund: a money market mutual fund, a growth and income mutual fund, a diversified growth mutual fund, an income mutual fund, a global growth fund, and the Liberty Media Stock Fund. In addition to the foregoing investment options, the Liberty Plan had assets of $100,000 invested in Liberty Livewire Corporation Stock Fund at December 31, 2001. The Liberty Livewire common stock was transferred into the Liberty Plan upon completion of the merger of certain Liberty Livewire retirement plans in June 2001 (see note 4). Subsequent to December 31, 2001, the Liberty Livewire common stock was converted to Liberty Series A common stock. Plan participants may change investment options and contribution percentages on a daily basis.

         BENEFIT PAYMENTS

         Distributions from the Liberty Plan may be made to a participant upon death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         VESTING

         Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

                                                             Vesting
                           Years of Service                Percentage
                           ----------------                ----------
                           Less than 1                          0%
                           1 year                              33%
                           2 years                             66%
                           3 years                            100%

         Employer matching contributions transferred from other plans, as described in note 4, vest according to the terms specified in the Subsidiary Plans.

         PLAN TERMINATION

         Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

(3)      INVESTMENTS

         The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2001 and 2000 are as follows:

                                                                       Fair value at
                                                                       December 31,
                                                             --------------------------------
                                  Investment                       2001              2000
                 -----------------------------------------   ---------------   --------------
                                                                    amounts in thousands
                 Liberty Media Stock Fund                     $     46,625                --
                 Janus Worldwide                                     5,958                --
                 Fidelity Magellan                                  26,052             2,421
                 Fidelity Equity Income                              6,187             2,955
                 Fidelity Retirement Money Market                   12,087                --
                 AT&T Common Stock Fund                                 --             6,497
                 AT&T Liberty Media Stock Fund                          --            29,661

(4)      MERGERS WITH OTHER PLANS

         During 2001, the Liberty Plan merged with retirement plans of certain Liberty subsidiaries resulting in aggregate transfers of $44,092,000.

         During 2000 and 2001, Liberty Livewire completed several acquisitions. Effective May 1, 2001, employees of Liberty Livewire and certain of the companies acquired by Liberty Livewire were eligible to participate in the Liberty Plan. Effective June 1, 2001, assets from the acquired companies' respective retirement plans ("Subsidiary Plans") were merged into the Liberty Plan. The amount of such assets merged into the Liberty Plan, including participant loan balances of $1,133,000, aggregated $38,518,000.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

         Effective May 24, 2001, the Ascent Entertainment Group 401(k) Plan was merged into the Liberty Plan. Assets merged into the Liberty Plan aggregated $5,574,000, including $391,000 of participant loans.

(5)      AT&T WIRELESS GROUP STOCK

         Effective July 9, 2001, AT&T effected the spin-off of the AT&T Wireless Group ("Wireless") into a separate public company. In connection with the Wireless spin-off, holders of AT&T common stock, including shares held by the AT&T Stock Fund, received .3218 of a share of Wireless stock for each share of AT&T common stock owned. Such Wireless stock was subsequently exchanged for Liberty Series A common stock by the Liberty Plan.

(6)      PARTIAL PLAN TERMINATION

         Effective May 25, 2001, and as a result of a merger transaction between a subsidiary of Liberty and an unaffiliated third party, a partial plan termination occurred. In connection therewith, employees of such subsidiary, who were active participants in the Liberty Plan on May 25, 2001 (the "Subsidiary Employees"), were terminated from the Liberty Plan. The Subsidiary Employees became fully vested in their employer contributions upon the partial plan termination.

                                                                      SCHEDULE 1


                        LIBERTY MEDIA 401(k) SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                       Identity of                         Description of investment                     Fair
                         issuer                               including par value                        value
          --------------------------             ----------------------------------------     -------------------------
                                                                                                  amounts in thousands
          Janus                                  Janus Worldwide                                      $     5,958

          Liberty Media Corporation              Series A common stock, par value $.01
                                                 per share (historical cost
                                                 basis - $29,369,000)                                      46,625

          Liberty Livewire Corporation           Class A common stock, par value $.01 per
                                                 share                                                        100

          Fidelity                               Fidelity Magellan                                         26,052

          Fidelity                               Fidelity Equity Income                                     6,187

          Fidelity                               Fidelity Investment Grade Bond                             4,997

          Fidelity                               Fidelity Retirement Money Market                          12,087

          Participant loans                      Interest rates ranging from 6.5% to 10.5%                  2,038
                                                                                                     -------------
                                                                                                      $   104,044
                                                                                                     =============

         All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest. Liberty Media Corporation is the plan sponsor, which is a party-in-interest.



See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                            Schedule H, Line 4a -

                       Schedule of Nonexempt Transactions

                          Year Ended December 31, 2001

                                                                                          Description of transactions
                                                                                           including maturity date,
            Identity of                        Relationship to plan employer             rate of interest collateral,
          PARTY INVOLVED                        OR OTHER PARTY-IN-INTEREST                   PAR OR MATURITY VALUE
---------------------------------      -------------------------------------------    ----------------------------------
Liberty Media 401(k) Savings Plan      Plan Sponsor                                                   (1)

(1) An unintentional delay by a subsidiary of Liberty in submitting a certain 2001 employee contribution in the amount of $2,844 to the trustee resulted in a prohibited transaction. Effectively a loan from the Liberty Plan to a subsidiary of Liberty, this amount was remitted to the trustee later than allowed by Department of Labor regulations. Liberty intends to reimburse the Liberty Plan $5 for lost earnings and interest thereon in 2002.



See accompanying independent auditors' report.

                                                                      Schedule 3


                        LIBERTY MEDIA 401(k) SAVINGS PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 2001

                             (amounts in thousands)


 Identity of                     Description             Purchase          Selling       Cost of         Net gain
party involved                    of asset                 Price            Price         Asset          or (loss)
-----------------        --------------------------    -------------    -----------    ----------      ------------
Liberty Media            Series A Liberty common              $2,579             --            --               --
    Corporation*          stock, par value $.01
                          per share

AT&T Corp.*              AT&T Class A Liberty Media           $4,679             --            --               --
                          Group Common Stock, par
                          value $1.00 per share


*Denotes party-in-interest

See accompanying independent auditors' report.

                                  EXHIBIT INDEX



Shown below is the exhibit which is filed as a part of this Report -

         23-Consent of KPMG LLP